UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-12896

Old Point Financial Corporation

(Exact name of registrant as specified in its charter)

101 East Queen Street

Hampton, Virginia 23669

(757) 728-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $5.00 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On September 1, 2025, Old Point Financial Corporation merged with and into TowneBank, at which time the separate corporate existence of Old Point Financial Corporation ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, TowneBank (as successor by merger to Old Point Financial Corporation) has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: September 12, 2025	TowneBank (as successor by merger to Old Point Financial Corporation)

	By:	/s/ George P. Whitley
George P. Whitley
Senior Executive Vice President, Chief Legal Officer